Exhibit 99.1

MI Developments Inc. 455 Magna Drive Aurora, Ontario L4G 7A9 Tel (905) 713-6322 Fax (905) 713-6332

MI DEVELOPMENTS RECEIVES REORGANIZATION PROPOSAL
WITH SUPPORT FROM MAJORITY OF CLASS A AND CLASS B SHAREHOLDERS

March 31, 2008, Aurora, Ontario, Canada – MI Developments Inc. (MID) (TSX: MIM.A, MIM.B; NYSE: MIM) today announced that its Board of Directors has received a reorganization proposal on behalf of various shareholders of MID, including entities affiliated with Frank Stronach (the Stronach Group), MID’s controlling shareholder. The proposal has received indications of support from MID shareholders owning more than 50% of the outstanding Class A Subordinate Voting Shares and approximately 95% of the outstanding Class B Shares.

The stated objective of the reorganization is to (a) effect a substantial cash distribution to MID shareholders and (b) create a focussed real estate investment vehicle, which will distribute 80% of its available cash flow, in which the interests of all shareholders will be fully aligned.

The principal components of the reorganization proposal include:

•      Holders of MID Class A Subordinate Voting Shares and MID Class B Shares would exchange their existing MID shares for US$15.50 in cash and shares of a new public company (New MID).

•      New MID would be owned approximately 80% by the former public shareholders, 10% by an entity affiliated with Frank Stronach (the Stronach Group), MID’s controlling shareholder, and 10% by Magna International Inc.

•      MID’s multiple voting share structure would be eliminated, with all of New MID’s common shares carrying one vote per share and being equal in all respects except for Board nomination rights.

•      The New MID Board of Directors would consist of nine members – five nominated by the Stronach Group and Magna International and four nominated by the public shareholders.  Major decisions would require approval by more than two-thirds of the New MID Board.

•      MID’s controlling equity investment in Magna Entertainment Corp. (MEC) would be sold to an entity to be identified by the Stronach Group for US$25 million in cash.

•      MID would transfer to a new limited partnership all of MID’s loans to MEC and its subsidiaries (comprised of a bridge loan and two project financing facilities), US$150 million in cash (subject to adjustment if the amount of these loans is more or less than US$247 million) and all of MID’s development lands in Aurora, Ontario. The Stronach Group would control the limited partnership through a 51% ownership interest and as general partner would have exclusive control and authority over all activities of the limited partnership.  Unless consented to by more than two-thirds of the New MID Board, the limited partnership would be wound up after five years.  New MID public shareholders would hold special shares that would provide them with a 49% interest in the limited partnership.  The Stronach Group would invest an additional US$25 million as part of the proposed reorganization.

•      New MID would be prohibited from entering into any future transactions with MEC or the limited partnership without the unanimous consent of New MID’s Board of Directors.

•      New MID would alter its capital structure by significantly increasing its credit facilities to US$1.1 billion.  Magna International would be asked to guarantee a US$1 billion five-year term loan in exchange for a guarantee fee from New MID.  Magna International would pay an amount equal to the guarantee fee for its 10% interest in New MID. UBS Securities LLC and Bank of Montreal have provided a highly confident letter concerning the term loan.

•      New MID would distribute at least 80% of its available annual cash flow to its shareholders.

•      New MID and Magna International would agree to negotiate a new leasing framework which is intended to be mutually beneficial without changing the current economics of MID’s existing leases.

For more details on the reorganization proposal, please consult the proposal term sheet, which can be found on MID’s website at www.midevelopments.com.

Institutional holders of MID Class A Subordinate Voting Shares holding an aggregate of over 50% of the outstanding MID Class A Subordinate Voting Shares have expressed support for the proposed reorganization.  In addition, holders of MID Class B Shares (including the Stronach Group) representing an aggregate of approximately 95% of the class have agreed to support the implementation of the proposal.

John Simonetti, MID’s Chief Executive Officer, stated, “Over the last three years, disagreements with certain of MID’s shareholders have impacted our relationship with Magna International and, as a result, impaired our ability to grow our core real estate business.  While we have considered a number of possible solutions, they were ultimately not pursued due primarily to a lack of consensus among the various stakeholders.  The reorganization proposal, which has expressions of support from both the Stronach Group and a majority of our public shareholders, appears to offer a new opportunity to re-establish a strong working relationship with Magna International.”

The proposed reorganization would be carried out by way of a court-approved plan of arrangement under Ontario law and would be subject to applicable shareholder and regulatory approvals, including the requirements of Multilateral Instrument 61-101.  The proposal contemplates MID calling by May 30, 2008 a special meeting of shareholders to consider the proposal and closing the transaction no later than July 30, 2008.  In addition, the proposed reorganization is conditional on, among other things, Magna International’s participation in the proposed transaction and the provision of the guarantee of the New MID term loan by Magna International, the closing of the New MID loan facilities, the finalization of definitive documentation and dissent rights not being exercised by holders of more than 10% of the MID Class A Subordinate Voting Shares.

The Board of Directors of MID will review the reorganization proposal and has established a Special Committee of independent directors of MID comprised of Mr. Neil Davis, as Chairman, and Messrs. John Barnett, Phil Fricke and Manfred Jakszus.  The Special Committee will consider the reorganization proposal and make recommendations to the MID Board.

Magna International has not made any commitment to participate in the reorganization proposal.  MID has today advised Magna International of the receipt of the proposal and has requested that the Magna International Board of Directors review the proposal and advise MID following its review as to its willingness to participate in the proposal.  There can be no assurance that Magna International will agree to participate in the transaction or the terms on which it might agree to participate.

MID cautions shareholders and others considering trading in securities of MID that it has only recently received the reorganization proposal, and at this time no decisions or recommendations with respect to the proposal have been made by the MID Board.  The proposal is subject to certain material conditions, some of which are beyond MID’s control, and there can be no assurance that the transaction contemplated by the proposal, or any other transaction, will be completed.

About MID

MID is a real estate operating company focusing primarily on the ownership, leasing, management, acquisition and development of a predominantly industrial rental portfolio for Magna and its subsidiaries in North America and Europe. MID also acquires land that it intends to develop for mixed-use and residential projects. MID holds a controlling interest in MEC, North America’s number one owner and operator of horse racetracks, based on revenue, and one of the world’s leading suppliers, via simulcasting, of live horse racing content to the growing intertrack, off-track and account wagering markets.

For further information about this press release, please contact John Simonetti, MID’s Chief Executive Officer, at (905) 726-7619.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of applicable securities legislation.  Forward-looking statements may include, among others, statements relating to the reorganization proposal and the terms and conditions of such proposal.  Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions are used to identify forward-looking statements.  Forward-looking statements should not be read as guarantees of future events or results and will not necessarily be accurate indications of whether or the times at or by which such future events or results will be achieved.  Undue reliance should not be placed on such statements.  Forward-looking statements are based on information available at the time and/or management’s good faith assumptions and analyses, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company’s control, that could cause actual events or results to differ materially from such forward-looking statements.  Important factors that could cause such differences include, but are not limited to the risks that: the parties will not proceed with the proposed reorganization; if the parties decide to proceed with a transaction, the terms of such transaction may differ from those that are currently contemplated by the proposed reorganization; if the parties decide to proceed with a transaction, such transaction may not be successfully completed for any reason (including the failure to obtain any required approvals); and are set forth in the “Risk Factors” section in MID’s Annual Information Form for 2007, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID’s Annual Report on Form 40-F for the year ended December 31, 2007, which investors are strongly advised to review.  The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements.  Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. Securities of New MID have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.